UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DATES OF PAYMENT OF INTEREST ON CAPITAL DECLARED IN THE 2nd, 3rd and 4th QUARTERS OF 2025, AND OF THE RESOURCES RESTULTING FROM THE CAPITAL STOCK REDUCTION TO BE DECLARED AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING ON MARCH 12, 2026

Telefônica Brasil S.A. (“Company”) informs its Shareholders that the Company’s Executive Board has decided to set the payment date for the interest on capital (“IoC”) declared in the 2nd, 3rd and 4th quarters of 2025 at meetings of the Board of Directors held on April 1, 2025; May 12, 2025; June 12, 2025; July 14, 2025; August 14, 2025; September 11, 2025; October 14, 2025; November 13, 2025; and December 16, 2025, as well as the resources resulting from the Capital Stock Reduction to be declared at the Extraordinary Shareholders’ Meeting (“ESM”), to be held on March 12, 2026 (“Capital Reduction”), as detailed below:

Event	Declaration Date	Shareholding Position	Gross Amount (R$)	Gross Amount per Share (R$)	Net Amount per Share (R$)	Date of Payment
IoC¹	04/01/2025	04/11/2025	240,000,000	0.07407216393	0.06296133934	04/14/2026
IoC	05/12/2025	05/22/2025	500,000,000	0.15431700818	0.13116945695	04/14/2026
IoC	06/12/2025	06/23/2025	200,000,000	0.06193311167	0.05264314492	04/14/2026
IoC	07/14/2025	07/25/2025	330,000,000	0.10253443523	0.08715426995	04/14/2026
IoC	08/14/2025	08/25/2025	250,000,000	0.07793317353	0.06624319750	04/14/2026
IoC	09/11/2025	09/22/2025	400,000,000	0.12480636869	0.10608541339	04/14/2026
IoC	10/14/2025	10/27/2025	380,000,000	0.11856605026	0.10078114272	04/14/2026
IoC	11/13/2025	11/24/2025	340,000,000	0.10630143820	0.09035622247	04/14/2026
IoC	12/16/2025	12/29/2025	350,000,000	0.10952537999	0.09309657299	04/14/2026
Total¹			2,990,000,000	0.92998912968	0.79049076023

IoC:

¹ The amount per share declared on April 1, 2025, was recalculated and is being presented considering the effects of the Company’s reverse stock split and forward stock split operation carried out on April 15, 2025.

As provided for in Article 26 of the Company’s Bylaws, the net amount of said IoC will be imputed to the mandatory minimum dividend for the fiscal year ended December 31, 2025, ad referendum of the Ordinary Shareholders’ Meeting to be held on April 16, 2026.

The IoC not claimed within a period of 03 (three) years from the payment date will prescribe and revert to the Company, pursuant to Law No. 6,404, of December 15, 1976, Article 287, Item II, item “a”.

Capital Reduction:

Event	Approval Date	Total Amount of Reduction (R$)	Amount per Share (R$)	Date of Payment
Resources resulting from the Capital Reduction	03/12/2026	4,000,000,000	1.25171862845	07/14/2026

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Company informs that the Capital Reduction is subjected to the approval by shareholders at ESM, to be held on March 12, 2026, and, if approved, it will become effective after the 60-day period, beginning on the publication of the ESM minutes, as provided for in Article 174 of Law No. 6,404/1976.

Due to the Company’s Share Buyback Program, the amount per share specified in the Capital Reduction table above may change considering the Company’s shareholding base to be verified on May 22, 2026. Thus, the shareholding position considered for receiving the resources resulting from the Capital Reduction will be based on the Company’s records at the end of May 22, 2026, and, after this date, the shares issued by the Company will be traded ex-reimbursement rights.

If the Capital Reduction is approved at the ESM, the resources will be paid in a single instalment, individually to each shareholder, based on the respective shareholding position in the Company’s capital.

The Company will, in due course, disclose the documents and procedures required from non-resident shareholders for tax purposes, including any potential withholding income tax on capital gains resulting from the Capital Reduction. Regarding investors resident in Brazil, the appropriate tax treatment must be identified directly by the respective shareholders and advisors.

The payment of the IoC and the resources resulting from the Capital Reduction to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

São Paulo, February 23, 2026.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director